# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Postal Realty Trust, Inc., CIK 0001759774
CUSIP: 73757R102
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 75 Columbia Avenue, Cedarhurst, New York (NY), 11516
Date of event which requires filing of this statement: 09/04/2026
Amends the filing with accession number 0001615774-19-008369
Filed by CIK 0001777089
Persons authorized to receive notices and communications: Andrew Spodek, c/o Postal Realty Trust, Inc., 75 Columbia Avenue, Cedarhurst, New York (NY), 11516, 516-295-7820; James V. Davidson, Hogan Lovells Cadwalader US LLP, 555 Thirteenth Street NW, Washington, District Of Columbia (DC), 20004, 202-637-5600

## Reporting persons
- Andrew Spodek (CIK 0001777089): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 971,128; shared voting power 0; sole dispositive power 971,128; shared dispositive power 0; aggregate amount beneficially owned 971,128 (3.2% of the class)
  Comment: Share amounts for "Sole Voting Power" (row 7), "Sole Dispositive Power" (row 9) and "Aggregate Amount Beneficially Owned By Each Reporting Person" (row 11) include (i) 29,346 shares of Class A common stock, par value $0.01 per share ("Common Stock") directly owned by Mr. Spodek, (ii) 277,518 shares of Common Stock owned indirectly by Mr. Spodek through the 2016 Spodek Family Trust, (iii) 637,058 shares of Common Stock that were previously directly owned by Mr. Spodek for which he retains voting control) and (iv) 27,206 shares of Class B common stock, par value $0.01 per share ("Class B Common Stock"). Each share of Class B Common Stock is convertible at any time at the option of Mr. Spodek into one share of Common Stock and has no expiration date. These share amounts reflect all the shares of Common Stock for which Mr. Spodek has sole voting and dispositive power, that are either currently convertible into Common Stock or are convertible into Common Stock within 60 days.
  
  In addition to the Common Stock and Class B Common Stock reported herein, Mr. Spodek also owns (1) 1,418,412 Operating Partnership Units ("OP Units") of Postal Realty LP (the "Operating Partnership"), a majority owned subsidiary of the Issuer which the Issuer is the sole general partner (including 85,300 OP Units acquired by Mr. Spodek in connection with the contribution of certain properties to the Issuer effective September 4, 2026), and (2) 1,164,073 long term incentive units ("LTIP Units") of the Operating Partnership (including 1,000,436 units not yet vested). Although Mr. Spodek's OP Units and LTIP Units provide him with the right to convert such units into an equivalent number of shares of Common Stock, such conversion rights (x) are not presently convertible within 60 days of the date hereof or (y) currently relate to unvested LTIP Units. Accordingly, Mr. Spodek disclaims beneficial ownership of any shares of Common Stock issuable upon the conversion of OP Units or LTIP Units at this time. As of the date hereof, Mr. Spodek and his affiliates owned approximately 33.28% of the outstanding OP Units (including LTIP Units) that are not owned by the Issuer, which, when aggregated with the 3.2% of Common Stock beneficially owned by Mr. Spodek, represent an approximate 9.2% beneficial economic interest in the Issuer on a fully diluted basis.
  
  The "Percent of Class Represented by Amount in Row (11)"(row 13) is based on 30,248,873 shares of Common Stock, and 27,206 shares of Class B Common Stock issued and outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on August 4, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Postal Realty Trust, Inc.
Address of issuer's principal executive offices: 75 Columbia Avenue, Cedarhurst, New York (NY), 11516
Comment: This Amendment No. 1 to Statement on Schedule 13D (this "Amendment No. 1") amends the Statement on Schedule 13D initially filed by Andrew Spodek with the Securities and Exchange Commission on May 24, 2019 (the "Original Schedule 13D" and, collectively with this Amendment, the "Schedule 13D") with respect to the Class A common stock, par value $0.01 per share ("Common Stock"), in Postal Realty Trust, Inc., a Maryland corporation (the "Issuer"). Capitalized terms used but not defined herein have the meanings given to such terms in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Original Schedule 13D is hereby amended and supplemented by incorporating the information set forth in Items 5 and 6 below into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Spodek is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or to direct the disposition of, 971,128 shares of Common Stock and Class B Common Stock comprised of (i) 29,346 shares of Common Stock directly owned by Mr. Spodek, (ii) 277,518 shares of Common Stock owned indirectly by Mr. Spodek through the 2016 Spodek Family Trust, (iii) 637,058 shares of Class A common stock that were previously directly owned by Mr. Spodek for which he retains voting control and (iv) 27,206 shares of Class B Common Stock which are convertible into Common Stock at any time by Mr. Spodek. In addition to the Common Stock and Class B Common Stock reported herein, Mr. Spodek also owns (1) 1,418,412 OP Units (including 85,300 OP Units acquired by Mr. Spodek in connection with the contribution of certain properties to the Issuer effective September 4, 2026), and (2) 1,164,073 LTIP units (including 1,000,436 units not yet vested). Although Mr. Spodek's OP Units and LTIP Units provide him with the right to convert such units into an equivalent number of shares of Common Stock, such conversion rights (x) are not presently convertible within 60 days of the date hereof or (y) currently relate to unvested LTIP Units. Accordingly, Mr. Spodek disclaims beneficial ownership of any shares of Common Stock issuable upon the conversion of OP Units or LTIP Units at this time.
Number of shares as to which each person has sole or shared power to vote or dispose: There is no shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of, any shares of Common Stock referenced in paragraph 5(a).
Transactions in the class effected during the past sixty days: Except as reported herein, Mr. Spodek has not engaged in any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as reported in Item 6, no other person is known to Mr. Spodek to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is amended and supplemented by adding the following disclosure to Item 6:

The 637,058 shares beneficially owned by Mr. Spodek are shares of Common Stock that were previously directly owned by Mr. Spodek and for which Mr. Spodek retains voting control.

As previously disclosed in the Original Schedule 13D, pursuant to the Articles of Amendment and Restatement of the Issuer, filed with the Secretary of State of the State of Maryland on May 15, 2019 (the "Articles"), no person may beneficially or constructively own a number of shares of Common Stock in excess of 8.5% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of Common Stock (including any Class B Common Stock then issued and outstanding), or such percentage as determined by the Board. Mr. Spodek has been designated as an "Excepted Holder" pursuant to the Articles, which permits Mr. Spodek to beneficially or constructively own up to 15% in value or number of shares, whichever is more restrictive, of the outstanding shares of Common Stock (such limit, the "Spodek Excepted Holder Limit"). If at any time Mr. Spodek beneficially or constructively owns more than the Spodek Excepted Holder Limit, the Board may retroactively establish or increase such limit pursuant to the Articles. The Spodek Excepted Holder Limit will apply so long as the Issuer qualifies as a real estate investment trust for U.S. federal income tax purposes.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among Mr. Spodek, on the one hand, and the Issuer or any other person, on the other hand, with respect to the Common Stock of the Issuer.

## Signatures
- Andrew Spodek: /s/ Andrew Spodek, Andrew Spodek (09/09/2026)